Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company FIRST MAJESTIC SILVER CORP. (the “Company”) 1805 – 925 West Georgia Street Vancouver, BC V6C 3L2 CANADA Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 2.	Date of Material Change

August 11, 2011

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the unaudited consolidated interim financial results for the Company for the second quarter ending June 30, 2011.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

August 11, 2011

SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	August 11, 2011
Frankfurt – FMV (WKN: A0LHKJ)

Record Earnings of $30.6 million in Second Quarter

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited consolidated interim financial results for the Company for the second quarter ending June 30, 2011. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in US dollars unless otherwise indicated. All Cash Costs information is now being presented on a payable ounces basis consistent with the recommendations of the Silver Institute. All prior period information has been restated or reclassified for comparative purposes unless otherwise noted.

2011 SECOND QUARTER HIGHLIGHTS

  Cash Flow per share (non-GAAP) of $0.37 representing a 199% increase from Q2 2010
  Earnings per share (basic) amounted to $0.30 representing a 150% from Q2 2010
  Gross Revenue of $68 million showing a 148% increase from Q2 2010
  Net Earnings after Taxes amounted to $30.6 million, a 179% increase from Q2 2010
  Mine Operating Earnings of $46.8 million showing an increase of 270% from Q2 2010
  Total Cash Cost were US$8.32 per ounce, up 7% compared to Q2 2010
  Silver ounces produced increases by 16% to 1,780,379 compared to 1,538,798 ounces in Q2 2010
  2011 production guidance remains unchanged at 8.0 million ounces of silver equivalent
  Fully un-hedged to silver prices as treasury exceeds $105 million

2011 SECOND QUARTER HIGHLIGHTS TABLE

HIGHLIGHTS	Second Quarter 2011	Second Quarter 2010	Change Year-on-Year	First Quarter 2011	Change from First Quarter 2011
Revenues	$68.0 million	$27.5 million	Up 148%	$55.3 million	Up 23%
Mine Operating Earnings	$46.8 million	$12.6 million	Up 270%	$35.6 million	Up 31%
Net Earnings after Taxes	$30.6 million	$11.0 million	Up 179%	$23.9 million	Up 28%
Cash Flow Per Share (a non-IFRS measure)	$0.37 per share	$0.12 per share	Up 199%	$0.34 per share	Up 6%
Earnings Per Share - basic	$0.30 per share	$0.12 per share	Up 150%	$0.24 per share	Up 24%
Silver Ounces Produced (excluding equivalent ounces of gold, zinc and lead)	1,780,379 oz. Ag	1,538,798 oz. Ag	Up 16%	1,769,208 oz. Ag	Up 1%
Payable Silver Ounces Produced	1,761,697 oz. Ag	1,519,888 oz. Ag	Up 16%	1,751,312 oz. Ag	Up 1%
Silver Equivalent Ounces Produced	1,843,830 eq. oz.	1,656,165 eq. oz.	Up 11%	1,825,366 eq. oz.	Up 1%
Silver Equivalent Ounces Sold	1,829,732 eq. oz.	1,623,844 eq. oz.	Up 13%	1,762,123 eq. oz.	Up 4%
Total Cash Costs per Ounce	$8.32	$7.75	Up 7%	$8.26	Up 1%
Average Revenue per Payable Equivalent Ounces Sold	$39.08	$18.38	Up 113%	$32.60	Up 20%
Cash and Cash Equivalents (as at June 30)	$105.0 million	$14.9 million	Up 602%	$85.6 million	Up 23%

  Generated Revenues of $68.0 million for the second quarter of 2011, an increase of $12.8 million or 23% compared to $55.3 million in the first quarter of 2011 and an increase of 148% or $40.6 million compared to the second quarter of 2010. Smelting and refining charges and metal deductions decreased to 2% of gross revenue in the second quarter of 2011 compared to 6% of gross revenue in the second quarter of 2010 and 3% in first quarter of 2011. Average smelting charges for doré in the second quarter of 2011 were $0.39 per silver ounce produced whereas for concentrates they were $5.43 per silver ounce produced.

  Recognized Mine Operating Earnings of $46.8 million for the second quarter of 2011 compared to $12.6 million in the second quarter of 2010, an increase of $34.1 million or 270%, and an increase of $11.2 million or 31% compared to the first quarter of 2011. The increase was attributed to a 13% increase in sales volume from the second quarter of 2010, and a 4% increase in sales volume since the first quarter of 2011. There was also an increase in realized silver prices in the second quarter of 2011, from $18.38 in the second quarter of 2010 to $39.08 in the second quarter of 2011. In comparison, the Comex average in the second quarter of 2011 was $38.42 per ounce of silver.

  Earned cash flows from operations of $37.9 million ($0.37 per share) (a non-IFRS measure) for the second quarter of 2011 compared to $11.4 million ($0.12 per share) for the second quarter of 2010, an increase of 234%.

  The Company generated net earnings of $30.6 million for the second quarter of 2011 compared to net earnings of $11.0 million in the second quarter of 2010 and net earnings of $23.9 million in the first quarter of 2011.

  EPS for the second quarter of 2011 was $0.30, compared to EPS of $0.12 for the second quarter of 2010 and $0.24 for the first quarter of 2011.

  Increased production from 1,656,165 silver equivalent ounces in the second quarter of 2010 to 1,843,830 silver equivalent ounces in the second quarter of 2011, an increase of 11%. Production was consistent with the first quarter of 2011 with a 1% increase in silver production.

  Total Cash Costs per ounce (a non-IFRS measure) increased by 1% from $8.26 in the first quarter of 2011 to $8.32 in the second quarter of 2011, due to increased costs of cyanide, electricity and diesel, and a 3% appreciation of the Mexican Peso relative to the US dollar.

  Cash and cash equivalents increased to $105.0 million compared to $41.2 million as at December 31, 2010 and improved working capital to $100.9 million from $46.1 million as at December 31, 2010. As of today, the current cash balance is $110 million.

IN SUMMARY

First Majestic has experienced a new record for quarterly earnings for the second quarter of 2011 due to a 113% increase in average realized silver prices over the second quarter of 2010 and a 13% increase in ounces of silver sold from the second quarter of 2010. Silver equivalent production remained steady with a 1% increase over the first quarter to a total of 1,843,830ounces in the second quarter of 2011, which is up 11% over the same quarter of 2010.

In addition to the Company’s record production and profitability, management has been focused on the current expansion taking place at the La Parrilla operation. This expansion which started in December 2010 is progressing well and the expanded flotation circuit is anticipated to start production in September while the expanded cyanidation circuit is expected to begin production in November.

At the Del Toro Silver Mine, steady progress is being made with the Company’s newest construction project. In addition, the drilling and development program which commenced in April has begun to define a large oxide resource not previously anticipated and which will be outlined in detail in an upcoming NI 43-101 compliant economic evaluation. In the interim, the re-engineering of this construction project is underway to incorporate a cyanidation circuit of 1,000 tpd running in parallel to the already permitted 1,000 tpd flotation circuit. Foundations for this new mill are scheduled to commence to be laid in September 2011.

Mr. Keith Neumeyer, President and CEO of First Majestic states, “We are witnessing before our eyes the dramatic re-rating of silver as the world awakens to its importance as a fundamental metal for the continued development of the human race. Management’s long standing belief of the importance of silver has focused First Majestic into an aggressive expansion plan, originally launched in 2004, and which continues today. We are maintaining our production target of eight million equivalent ounces of silver for fiscal 2011; however, shareholders should expect higher cash costs due to the weakness in the US dollar, higher cyanide, petroleum and electrical prices, and extra security costs. We remain very focused on reducing, as much as possible, the approaching cost increases inherent in the current mining environment, but we also realize that a greater focus on our aggressive growth strategy will mitigate these cost increases to yield economies of scale which is of greater importance in the longer term.”

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.